OMB APPROVAL
OMB Number: 3235-0058
Expires: June 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number: 000-19297
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
First Community Bancshares, Inc.

Full Name of Registrant

Former Name if Applicable

P. O. Box 989

Address of Principal Executive Office (Street and Number)
Bluefield, VA 24605-0989

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 within the prescribed time as the Registrant evaluates certain assumptions and new information that may require adjustments to the amounts previously reported as other-than-temporary securities impairments in its July 23, 2009 earnings release. Specifically, the Registrant has identified two investment securities with an aggregate adjusted cost basis of $3.57 million which could possibly incur additional impairments from previously recognized amounts. Additional impairment charges, to the extent required, would have the effect of reducing net income available to common shareholders for the three- and six-month periods ended June 30, 2009.
The Registrant intends to file its Quarterly Report as soon as the calculations are completed and management has reviewed the proposed adjustments with the Registrant’s independent auditors.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.

David D. Brown	(276)	326-9000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because of the continuing review described in Part III above, the Company is unable to make a reasonable estimate of its financial results for the second quarter of 2009 or to reach a conclusion whether its statement of income for the second quarter of 2009 will reflect significant changes in the Company’s results of operations from the second quarter of the preceding fiscal year.

First Community Bancshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 11, 2009	By:	/s/ David D. Brown

Chief Financial Officer